1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:              .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 29, 2004	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

Taiwan Semiconductor Reports 25% Increase in Sequential EPS

Hsin-Chu, Taiwan, R.O.C., July 29, 2004 — Taiwan Semiconductor Manufacturing Company, Ltd. today announced record-setting revenue and net income for the quarter ended June 30, 2004. Second quarter revenue reached NT$64.87 billion while net income and fully diluted earnings per share came to NT$23.41 billion and NT$1.00 per share (US$0.15 per ADS unit), respectively.

On a sequential basis, second quarter results represent a 12.8% increase in revenue, a 24.6% increase in net income and in fully diluted EPS. Year-over-year comparison shows the increases in revenue, net income, and fully diluted EPS to be 30%, 100%, and 101%, respectively. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.

The increase in second quarter revenue resulted from a 9.4% increase in wafer shipments, a 3.2% increase in wafer average selling price (ASP), and a slightly weaker U.S. dollar exchange rate. Gross margin for the second quarter jumped to 43.4%, a significant increase from 39.5% in the previous quarter, due to higher utilization levels, improved ASP and better manufacturing cost, particularly related to depreciation and a more favorable licensing fee structure. Net margin for the quarter rose to 36.1% from 32.7% in the previous quarter.

“Building upon four consecutive quarters of strong financial performance, TSMC has delivered a record-breaking set of financial results where both top-line and bottom-line figures continue to validate TSMC’s strong fundamentals,” said Lora Ho, VP and Chief Financial Officer of TSMC.

Based on the current business outlook, Ho said that management’s expectations for third quarter 2004 performance are:

•	Wafer shipments to increase by a mid single digit percentage point sequentially;

•	Overall utilization rate to be slightly down from 106% in 2Q, but still be well above 100%;

•	Gross profit margin to be approximately 45%;

•	ASP to remain at about the same level sequentially;

Ms. Ho said management expects 2004 capital expenditure to be about US$2.4 billion.

Conference Call & Webcast Notice:

TSMC’s quarterly review conference call will be held at 8 a.m. Eastern Time (8 p.m. Taiwan Time) on Thursday, July 29, 2004. The conference call will also be webcast live on the Internet. Investors wishing to access the live webcast should visit TSMC’s web site at http://www.tsmc.com at least 15 minutes prior to the broadcast. Instructions will be provided on the web site to facilitate the download and installation of necessary audio applications. Investors without Internet access may listen to the conference call, in listen only mode, by dialing 1-303-262-2075 in the U.S. and 852-3009-3050 in other locations (Password: TSMC). An archived version of the webcast will be available on TSMC’s web site for six months following the Company’s quarterly review conference call and webcast.

July 29, 2004     Taiwan Semiconductor Manufacturing Company     Page 1 of 2

Profile

TSMC (TAIEX: 2330, NYSE: TSM) is the world’s largest dedicated semiconductor foundry, providing the industry’s leading manufacturing capacity, process technology, library and IP options, and other leading-edge foundry services. TSMC currently operates two twelve-inch wafer fabs, five eight-inch wafer fabs and one six-inch fab. The Company also has substantial capacity commitments at two wholly owned subsidiaries, WaferTech in the U.S. and TSMC (Shanghai) Company, Ltd. in China, and at a joint-venture fab, SSMC, in Singapore. TSMC’s first 300mm wafer fab (Fab 12), the first of its kind in Taiwan, commenced commercial production in January 2002. TSMC’s corporate headquarters are in Hsin-Chu, Taiwan. More information about TSMC is available through the World Wide Web at http://www.tsmc.com.

(Management Report and Tables Follow)

CONTACT IN TAIWAN
Elizabeth Sun / Julie Chan / Eric Chiang / Mark Go
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568- 2085/ 2080/ 2087/ 2088

Safe Harbor Notice:
The statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. TSMC cautions readers that forward-looking statements are subject to significant risks and uncertainties and are based on TSMC’s current expectations. Actual results may differ materially from those contained in such forward-looking statements for a variety of reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor industry; demand and supply for TSMC’s foundry manufacturing capacity in particular and for foundry manufacturing capacity in general; intense competition; the failure of one or more significant customers to continue to place the same level of orders with us; TSMC’s ability to remain a technological leader in the semiconductor industry; TSMC’s ability to manage its capacity; TSMC’s ability to obtain, preserve and defend its intellectual property rights; natural disasters and other unexpected events which may disrupt production; and exchange rate fluctuations. Additional information as to these and other risk factors that may cause TSMC’s actual results to differ materially from TSMC’s forward-looking statements may be found in TSMC’s Annual Report on Form 20-F, filed with the United States Securities and Exchange Commission (the “SEC”) on May 28, 2004 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

July 29, 2004     Taiwan Semiconductor Manufacturing Company     Page 2 of 2

FOR IMMEDIATE RELEASE

CONTACT IN TAIWAN
Elizabeth Sun /
Julie Chan /
Eric Chiang / Mark Go
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/ 2080/ 2087

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

Operating Results Review:

Summary:

(Amount in NT$ billion except noted otherwise)	2Q04	1Q04	2Q03	QoQ	YoY
EPS (NT$ per com. shr.)	1.00	0.81	0.50	24.6%	101.0%
(US$ per ADR unit)	0.15	0.12	0.07

Net Sales	64.87	57.51	49.92	12.8%	29.9%
Gross Profit	28.14	22.73	18.35	23.8%	53.3%
Operating Expense	(6.01)	(5.19)	(5.01)	15.7%	19.8%
Non-Operating Items	0.99	0.90	(0.77)	10.3%	228.5%
Net Income	23.41	18.79	11.73	24.6%	99.6%

Wafers Shipped (kpcs 8 inch-equiv.)	1,282	1,172	887	9.4%	44.5%
Capacity Utilization	106%	105%	88%	0.4%	19.8%

Net Profit Margin	36.1%	32.7%	23.5%

Remarks:

The second quarter EPS of NT$1.00 represents a 24.6% increase compared with 1Q04. The unconsolidated operating results of 2Q04 are summarized below:

Net sales increased 12.8% to NT$64.9 billion compared with NT$57.5 billion in the first quarter due to a 9.4% increase in wafer shipments, a 3.2% increase in wafer average selling price (ASP), and a slightly weaker U.S. dollar exchange rate.

Gross profit improved 23.8% from the previous quarter to NT$28.1 billion mainly driven by higher utilization levels, improved ASP and better manufacturing costs, particularly related to depreciation and a more favorable licensing fee structure. As a result, gross margin improved significantly to 43.4% from 39.5% in 1Q04.

Operating expenses increased to NT$6.0 billion, representing 9.3% of net sales. This quarter’s increase was due mainly to an increase in SG&A expenses and a slight increase in R&D expenses.

Second quarter net gains from non-operating items and long-term investments amounted to NT$987 million, a 10.3% increase from NT$895 million in the previous quarter. These overall net gains resulted largely from improved operating performance by TSMC subsidiary/affiliates.

Income before tax rose 25.4% sequentially to NT$23.1 billion. The Company’s provision for tax expenses of NT$2.6 billion was more than offset by an investment tax credit of NT$2.9 billion. TSMC’s 2Q04 net income increased 24.6% to NT$23.4 billion while net margin improved to 36.1% from the previous quarter’s 32.7%.

Taiwan Semiconductor Manufacturing Company, Ltd.
July 29, 2004	Page 2

I. Revenue Analysis

I — 1. Wafer Sales Analysis

By Application	2Q04	1Q04	2Q03
Computer	27%	32%	43%
Communication	45%	45%	34%
Consumer	22%	17%	16%
Industrial/Others	5%	4%	5%
Memory	1%	2%	2%

By Technology	2Q04	1Q04	2Q03
0.13um-	25%	20%	17%
0.15um	13%	17%	21%
0.18um	29%	27%	24%
0.25um	15%	18%	19%
0.35um+	10%	11%	9%
0.50um+	8%	7%	10%

By Customer Type	2Q04	1Q04	2Q03
Fabless	68%	69%	72%
IDM	31%	30%	27%
System	1%	1%	1%

By Geography	2Q04	1Q04	2Q03
North America	73%	74%	77%
Asia Pacific	12%	13%	12%
Europe	7%	7%	4%
Japan	8%	6%	7%

Revenue Analysis:

Net sales increased 12.8% to NT$64.9 billion compared with NT$57.5 billion in the first quarter. The growth in TSMC net sales was attributable to a 9.4% increase in wafer shipments, a 3.2% increase in wafer average selling price (ASP), and a slightly weaker U.S. dollar exchange rate.

Consumer applications represent this quarter’s principle revenue driver, while communication applications revenue supported by wireless continued to grow. Computer applications revenue growth was flat.

Demand from advanced technologies — defined as 0.13 micron and below — strengthened in 2Q04. Revenue contribution from advanced technology wafers improved to 25% of total wafer sales, compared to 20% in the previous quarter.

Fabless and IDM wafer sales weightings during the quarter remained similar to the previous quarter.

Geographically, the weightings for North American, Asian and European markets remained relatively the same as the previous quarter. Meanwhile, Japanese sales weightings were up 2%.

Second quarter revenue contributions from TSMC subsidiary/affiliates amounted to NT$8.6 billion and represented 13.3% of net sales, similar to the previous quarter’s contribution of 12.9% (NT$7.4 billion).

ASP Trend:

During the second quarter, the average selling price in U.S. dollars increased 3.2% compared to last quarter’s 3.2% decline. This quarter’s ASP increase was attributable to a better product mix and an improving pricing environment.

Taiwan Semiconductor Manufacturing Company, Ltd. July 29, 2004	Page 3

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization levels in the second quarter improved to 106% due to operational efficiencies.

  II — 2. Capacity

	1Q04	2Q04	3Q04
Fab / (Wafer size)	(Act.)	(Act.)	(Est.)
Fab-2 (6”)[1]	217	228	237
Fab-3 (8”)	208	221	246
Fab-5 (8”)	106	116	123
Fab-6 (8”)	187	196	214
Fab-7 (8”)	51	35	39
Fab-8 (8”)	182	202	216
Fab-12 (12”)[2]	43	52	69
TSMC – owned capacity 8”-equivalent Kpcs	953	1,014	1,127
Wafer Tech (8”)	88	92	97
SSMC (8”)	29	33	34
Total TSMC – managed 8”-equivalent Kpcs	1,070	1,138	1,258

Note:	1.	Figues represent number of 6” wafers. Conversion to 8”-equivalent wafers is by dividing this number by 1.78
	2.	Figues represent number of 12” wafers. Conversion to 8”-equivalent wafers is by multiplying this number by 2.25

Capacity:

Total TSMC managed capacity in 2Q04 was 1,138 kpcs/quarter in terms of 8-inch equivalent wafers, representing 6.4% sequential capacity growth, where 12-inch wafer fab capacity increased by 20.9% sequentially.

Overall installed capacity for year 2004 is to remain at 4.8 million 8-inch equivalent wafers.

Taiwan Semiconductor Manufacturing Company, Ltd. July 29, 2004	Page 4

III. Profit & Expense Analysis

  III — 1. Gross Profit Analysis

(Amount: NT$ billion)	2Q04	1Q04	2Q03
COGS	36.7	34.8	31.6
Depreciation	14.0	13.4	14.0
Other MFG Cost	22.8	21.4	17.6

Gross Profit	28.1	22.7	18.4
Gross Margin
- TSMC	43.4%	39.5%	36.8%
- TSMC w/o affiliates	49.1%	44.3%	41.1%

Gross Profit Analysis:

Gross profit increased 23.8% to NT$28.1 billion. Gross margin improved significantly to 43.4% from 39.5% in 1Q04. The increase in gross margin was primarily due to higher utilization levels, improved ASP and better manufacturing costs, particularly related to depreciation and a more favorable licensing fee structure.

The gross margin from TSMC’s own fab manufacturing activities grew significantly to 49.1% in this quarter as compared to 1Q’s 44.3%.

  III — 2. Operating Expense Analysis

(Amount: NT$ billion)	2Q04	1Q04	2Q03
Total Operating Exp.	6.01	5.19	5.01
SG&A	3.04	2.33	1.93
Research & Development	2.96	2.86	3.08

Operating Expenses:

Operating expenses increased to NT$6.0 billion. Higher selling, general and administrative expenses were attributable to Fab 14 opening expenses and overall heightened business activities. Research and Development expenditures increased slightly, while the ratio between R&D expenses to total net sales continued to maintain near its 5% level. Overall, total-operating expenses represented 9.3% of net sales, similar to 9.0% in 1Q04.

  III — 3. Non-Operating Items

(Amount: NT$ million)	2Q04	1Q04	2Q03
Non-Operating Income/(Exp.)	(264)	92	(1,578)
Net Interest Income/(Exp.)	30	(74)	(264)
Other Non-Operating	(294)	166	(1,314)

L-T Investments	1,251	803	810
WaferTech*	1,433	817	188
SSMC	288	145	(240)
Vanguard	257	323	35
TSMC (Shanghai)	(102)	(29)
Miscellaneous	(626)	(454)	827

*	Operation results only; does not include amortization of impaired assets.

Non-Operating Items:

Combined non-operating items and long term investments represented a net gain of NT$987 million in 2Q04 compared with a net gain of NT$895 million in 1Q04.

Non-Operating items registered a net expense of NT$264 million, compared to last quarter’s income of NT$92 million. This quarter’s loss was due mainly to a forex evaluation loss on certain short-term investments.

A NT$448 million sequential increase in long-term investment income of NT$1,251 million resulted from the general improvement of business operations at TSMC subsidiaries / affiliates. Excluding miscellaneous, the sequential long-term investment return increased by NT$620 million. Miscellaneous items were lower by NT$172 million due to an absence of capital gains from the disposal of equities from venture capital investments as we did in 1Q04.

Taiwan Semiconductor Manufacturing Company, Ltd. July 29, 2004	Page 5

IV. Financial Condition Review

  IV — 1. Liquidity Analysis

(Amount: NT$ billion)	2Q04	1Q04	2Q03

Cash & S-T Investments	123.3	126.3	69.6
Accounts Receivable	30.8	27.2	25.0
Inventory	11.7	11.0	11.4
Total Current Assets	173.8	175.7	111.0

Accounts Payable and Others	25.6	30.3	15.3
Accrued Liabilities	23.4	7.8	6.7
Total Current Liabilities	49.0	38.1	22.0

Current Ratio (x)	3.5	4.6	5.1

Net Working Capital	124.8	137.6	89.0

Liquidity Analysis:

Total current assets were NT$1.9 billion lower on a sequential basis primarily because of lower cash levels resulting from higher quarterly capital spending, increased short term investments and purchases in long term government bonds.

Meanwhile, total current liabilities increased significantly due to higher accrued liabilities, driven mainly by the Company’s accrued stockholder cash dividend and employee profit sharing totaling NT$12.8 billion.

As a result, the Company’s current ratio was lowered to 3.5x and net working capital amounted to NT$124.8 billion.

Receivable/Inventory Days Trend:

Turnover of receivables remained flat at 42 days revenue, same as the first quarter.

Inventories amounted to an equivalent of 36 days of cost-of-goods-sold, similar to the previous quarter.

  IV — 3. Debt Service

(Amount: NT$ billion)	2Q04	1Q04	2Q03

Cash & S-T Investments	123.3	126.3	69.6

Interest-Bearing Debt	35.0	35.0	35.0

Net Cash Reserves	88.3	91.3	34.6

Debt Service:

Net cash reserves, defined as the excess of cash and equivalents over interest-bearing debt, decreased by NT$3.0 billion to NT$88.3 billion in 2Q04, reflecting lower cash levels.

Interest-bearing debt remained unchanged at NT$35 billion.

Taiwan Semiconductor Manufacturing Company, Ltd. July 29, 2004	Page 6

V. Cash Flow & CapEx

  V — 1. Cash Flow Analysis

(Amount: NT$ billion)	2Q04	1Q04	2Q03

Net Income	23.4	18.8	11.7
Depreciation & Amortization	16.0	15.1	15.5
Other Op Sources/(Uses)	(3.3)	(1.2)	(4.1)
Total Op Sources/(Uses)	36.1	32.7	23.1

Capital Expenditure	(22.8)	(16.4)	(7.2)
Short Term Investment	(24.8)	(7.3)	(3.1)
Long Term Investment	(5.8)	(0.2)	(0.0)
Other Investing Sources/(Uses)	(0.1)	(0.1)	(0.1)
Net Investing Sources/(Uses)	(53.5)	(23.9)	(10.4)

Treasury Stock	(6.6)	(0.5)	—
Corporate Bond	—	—	0.0
Redemption of preferred stocks	—	—	(13.0)
Paid to directors and supervisors	(0.1)	—	(0.1)
Cash dividends paid to preferred stocks	(0.2)	—	(0.5)
Other Financing Sources/(Uses)	(0.1)	(0.1)	(0.2)
Net Financing Sources/(Uses)	(7.0)	(0.6)	(13.7)

Net Cash Position Changes	(24.4)	8.2	(0.9)

Summary of Cash Flow:

During 2Q04, TSMC generated NT$36.1 billion operating cash inflow mainly from net income of NT$23.4 billion and depreciation & amortization of NT$16.0 billion.

Net cash used in investing activities totaled NT$53.5 billion, including (i) capex of NT$22.8 billion (ii) a significant accumulation in short-term investments, primarily in various money market instruments and (iii) purchases of NT$5.5 billion in government bonds.

A net financing charge of NT$7.0 billion was largely attributable to the Company’s NT$6.6 billion treasury stock buyback.

As a result, TSMC ended the quarter with a cash balance of NT$82.1 billion.

Operating Cash Flow Trend:

Operating cash flow of NT$36.1 billion was 10.4% higher than the previous quarter due to better net income.

  V-3. Capital Expenditure

•	Actual 2Q04 capital expenditure: US$684 million.

•	Estimated 2004 capital expenditure to be about US$2.4 billion.

Capital Spending:

TSMC’s capital expenditures during the quarter totaled US$684 million, 40% higher than the previous quarter. Most of the spending was for 12-inch capacity ramp-up in Fab 12 and Fab 14.

Management expects 2004 capex to be about US$2.4 billion.

Taiwan Semiconductor Manufacturing Company, Ltd. July 29, 2004	Page 7

VI. Recap of Recent Important Events & Announcements

•	TSMC’s Fab 6 Production Exceeds 70,000 8-inch Wafers per Month (2004/06/11)

•	TSMC Sets June 14 and June 20 as the Ex-dividend Date and Record Date for its Common Shares, Respectively (2004/05/31)

•	TSMC Files Trade Secret Case against SMIC in the State Court of California (2004/05/19)

•	TSMC Board of Directors Approves Capital Appropriation for Expanding Capacities (2004/05/11)

•	TSMC Shareholders Approve Stock and Cash Dividends (2004/05/11)

•	TSMC Receives Government Sponsored 2004 eAward (2004/04/30)

•	TSMC Accelerates Customer Competitiveness with Technology Platforms (2004/04/14)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of June 30, 2004 and 2003 (Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	June 30, 2004			June 30, 2003		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%

Cash	2,432	82,142	18.7	66,546	18.3	15,596	23.4
Short Term Investment	1,220	41,199	9.4	3,054	0.8	38,145	1,249.0
Accounts Receivable	913	30,841	7.0	24,990	6.9	5,851	23.4
Inventories	347	11,725	2.7	11,356	3.1	369	3.3
Other Current Assets	234	7,908	1.8	5,074	1.4	2,834	55.9

Total Current Assets	5,146	173,815	39.5	111,019	30.6	62,796	56.6

Long Term Investment	1,457	49,217	11.2	35,122	9.7	14,095	40.1

Fixed Assets	14,074	475,348	108.1	414,710	114.3	60,638	14.6
Less Accumulated Depreciation	(8,145)	(275,066)	(62.5)	(218,916)	(60.3)	(56,150)	25.6

Net Fixed Assets	5,929	200,282	45.5	195,794	54.0	4,488	2.3

Other Assets	489	16,513	3.8	20,917	5.8	(4,404)	(21.1)

Total Assets	13,021	439,827	100.0	362,852	100.0	76,975	21.2

LIABILITIES
Accounts Payables	354	11,971	2.7	8,745	2.4	3,226	36.9
Payables to Contractors and Equipment Suppliers	256	8,658	2.0	6,560	1.8	2,098	32.0
Accured Expenses and Other Current Liabilities	694	23,418	5.3	6,669	1.8	16,749	251.1
Current Portion of Bonds Payable	148	5,000	1.1	0	0.0	5,000	—

Total Current Liabilities	1,452	49,047	11.2	21,974	6.1	27,073	123.2

Bonds Payable	888	30,000	6.8	35,000	9.6	(5,000)	(14.3)
Other Long Term Liabilities	287	9,706	2.2	7,617	2.1	2,089	27.4

Total Liabilities	2,627	88,753	20.2	64,591	17.8	24,162	37.4

SHAREHOLDERS’ EQUITY
Capital Stock	6,921	233,766	53.1	186,229	51.3	47,537	25.5
Entitlement Certificate	0	0	0.0	16,437	4.5	(16,437)	—
Capital Surplus	1,684	56,886	12.9	56,841	15.7	45	0.1
Legal Reserve	756	25,528	5.8	20,802	5.7	4,726	22.7
Special Reserve	0	0	0.0	69	0.0	(69)	—
Retained Earnings	1,288	43,517	9.9	19,058	5.3	24,459	128.3
Treasury Stock	(257)	(8,676)	(2.0)	(1,922)	(0.5)	(6,754)	351.4
Unrealized Loss on Long-term Investments	0	0	0.0	(8)	(0.0)	8	—
Cumulated Translation Adjustment	2	53	0.0	755	0.2	(702)	(93.0)

Total Equity	10,394	351,074	79.8	298,261	82.2	52,812	17.7

Total Liabilities & Shareholders’ Equity	13,021	439,827	100.0	362,852	100.0	76,975	21.2

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.78 per U.S. dollar as of June 30, 2004.

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of June 30 and March 31, 2004 (Figures in Millions of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	June 30, 2003			March 31, 2004		QoQ
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%

Cash	2,432	82,142	18.7	106,508	25.3	(24,366)	(22.9)
Short Term Investment	1,220	41,199	9.4	19,829	4.7	21,370	107.8
Accounts Receivable	913	30,841	7.0	27,249	6.5	3,592	13.2
Inventories	347	11,725	2.7	11,015	2.6	710	6.5
Other Current Assets	234	7,908	1.8	11,116	2.6	(3,208)	(28.9)

Total Current Assets	5,146	173,815	39.5	175,717	41.7	(1,902)	(1.1)

Long Term Investment	1,457	49,217	11.2	37,979	9.0	11,238	29.6

Fixed Assets	14,074	475,348	108.1	457,611	108.7	17,737	3.9
Less Accumulated Depreciation	(8,145)	(275,066)	(62.5)	(261,678)	(62.2)	(13,388)	5.1

Net Fixed Assets	5,929	200,282	45.5	195,932	46.5	4,350	2.2

Other Assets	489	16,513	3.8	11,410	2.7	5,103	44.7

Total Assets	13,021	439,827	100.0	421,038	100.0	18,789	4.5

LIABILITIES
Accounts Payables	354	11,971	2.7	12,624	3.0	(653)	(5.2)
Payables to Contractors and Equipment Suppliers	256	8,658	2.0	12,648	3.0	(3,990)	(31.5)
Accured Expenses and Other Current Liabilities	694	23,418	5.3	7,810	1.9	15,608	199.8
Current Portion of Bonds Payable	148	5,000	1.1	5,000	1.2	0	0.0

Total Current Liabilities	1,452	49,047	11.2	38,082	9.0	10,965	28.8

Bonds Payable	888	30,000	6.8	30,000	7.1	0	0.0
Other Long Term Liabilities	287	9,706	2.2	6,370	1.5	3,336	52.4

Total Liabilities	2,627	88,753	20.2	74,452	17.7	14,301	19.2

SHAREHOLDERS’ EQUITY
Capital Stock	6,921	233,766	53.1	202,666	48.1	31,100	15.3
Capital Surplus	1,684	56,886	12.9	56,861	13.5	25	0.0
Legal Reserve	756	25,528	5.8	20,802	4.9	4,726	22.7
Special Reserve	0	0	0.0	69	0.0	(69)	—
Retained Earnings	1,288	43,517	9.9	69,018	16.4	(25,501)	(36.9)
Treasury Stock	(257)	(8,676)	(2.0)	(2,102)	(0.5)	(6,574)	312.7
Unrealized Loss on Long-term Investments	0	0	0.0	(0)	(0.0)	0	—
Cumulated Translation Adjustment	2	53	0.0	(728)	(0.2)	781	—

Total Equity	10,394	351,074	79.8	346,586	82.3	4,488	1.3

Total Liabilities & Shareholders’ Equity	13,021	439,827	100.0	421,038	100.0	18,789	4.5

     Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.78 per U.S. dollar as of June 30, 2004.

Attachment B

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2004 and 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	2Q 2004					2Q 2004
			% of	2Q 2003	YoY			% of	1Q 2004	QoQ
	USD	NTD	Sales	NTD	Inc(Dec) %	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	1,944	64,869	100.0	49,922	29.9	1,944	64,869	100.0	57,513	12.8
Cost of Sales	(1,101)	(36,730)	(56.6)	(31,571)	16.3	(1,101)	(36,730)	(56.6)	(34,784)	5.6

Gross Profit	843	28,139	43.4	18,351	53.3	843	28,139	43.4	22,729	23.8

Operating Expenses
General and Administrative Expenses	(78)	(2,604)	(4.0)	(1,563)	66.6	(78)	(2,604)	(4.0)	(2,031)	28.2
Selling and Marketing Expenses	(13)	(437)	(0.7)	(371)	17.7	(13)	(437)	(0.7)	(297)	47.1
Research and Development Expenses	(89)	(2,964)	(4.6)	(3,077)	(3.7)	(89)	(2,964)	(4.6)	(2,861)	3.6

Total Operating Expenses	(180)	(6,005)	(9.3)	(5,011)	19.8	(180)	(6,005)	(9.3)	(5,189)	15.7

Income from Operations	663	22,134	34.1	13,340	65.9	663	22,134	34.1	17,540	26.2

Net Non-operating Income (Expenses)	(8)	(264)	(0.4)	(1,578)	(83.3)	(8)	(264)	(0.4)	92	—
Investment Gain	37	1,251	1.9	810	54.4	37	1,251	1.9	803	55.8

Income before Income Tax	692	23,121	35.6	12,572	83.9	692	23,121	35.6	18,435	25.4

Income Tax Credit (Expenses)	9	289	0.4	(842)	—	9	289	0.4	354	(18.4)

Net Income	701	23,410	36.1	11,730	99.6	701	23,410	36.1	18,789	24.6

Diluted Earnings Per Ordinary Share (2)	0.03	1.00		0.50	101.0	0.03	1.00		0.81	24.6

Earnings Per ADR (3)	0.15	5.02		2.50		0.15	5.02		4.04
Weighted Average Outstanding Shares (‘M) (4)		23,301		23,325			23,301		23,342

Note:	(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.37 per U.S. dollar for the second quarter of 2004.

(2) EPS calculation for 2Q ‘03 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.

(3) 1 ADR equals 5 ordinary shares.

(4) Total weighted average outstanding shares for 2Q ‘03 and 1Q ‘04 are retroactively adjusted for stock dividends and stock bonus.

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Six Months Ended June 30, 2004 and 2003
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)
Except for Per Share Amounts and Shares Outstanding)

	6 months ended June 30
	2004	2004	% of	2003	YoY
	USD	NTD	Sales	NTD	Inc(Dec) %
Net Sales	3,662	122,382	100.0	89,247	37.1
Cost of Sales	(2,140)	(71,514)	(58.4)	(60,510)	18.2

Gross Profit	1,522	50,868	41.6	28,737	77.0

Operating Expenses
General and Administrative Expenses	(139)	(4,636)	(3.8)	(2,958)	56.7
Selling and Marketing Expenses	(22)	(733)	(0.6)	(655)	11.8
Research and Development Expenses	(174)	(5,825)	(4.8)	(5,589)	4.2

Total Operating Expenses	(335)	(11,194)	(9.1)	(9,202)	21.6

Income from Operations	1,187	39,674	32.4	19,535	103.1

Net Non-operating Expenses	(5)	(172)	(0.1)	(2,077)	(91.7)
Investment Gain (Loss)	61	2,054	1.7	(705)	—

Income before Income Tax	1,244	41,556	34.0	16,753	148.1

Income Tax Credit (Expenses)	19	643	0.5	(665)	—

Net Income	1,263	42,199	34.5	16,088	162.3

Diluted Earnings Per Ordinary Share (2)	0.05	1.81		0.68	165.6

Earnings Per ADR (3)	0.27	9.06		3.41
Weighted Average Outstanding Shares (’M) (4)		23,301		23,325

Note:	(1) New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.42 per U.S. dollar for the six months of 2004.

(2) EPS calculation for 2Q ’03 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.

(3) 1 ADR equals 5 ordinary shares.

(4) Total weighted average outstanding shares for the six months ended June 30, 2003, are retroactively adjusted for stock dividends and stock bonus.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months and Three Months Ended June 30, 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	6 Months 2004		2Q 2004	1Q 2004
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	1,263	42,198	23,409	18,789
Depreciation & Amortization	930	31,086	15,997	15,089
Investment Loss (Gain) Recognized by Equity Method	(61)	(2,054)	(1,251)	(803)
Loss on Property, Plant, Equipment and Idle Assets	—	—	—	—
Gain on Sale of Long-Term Investments	—	(2)	(2)	—
Deferred Income Tax	(28)	(921)	(567)	(354)
Changes in Working Capital & Others	(45)	(1,520)	(1,500)	(20)

Net Cash Provided from Operating Activities	2,059	68,787	36,086	32,701

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(959)	(32,043)	(24,773)	(7,270)
Acquisition of Fixed Assets	(1,172)	(39,179)	(22,828)	(16,351)
Proceeds from Disposal of Properties	7	250	182	68
Decrease in Deposit-Out	5	151		151
Increase in Long-Term Investments	(178)	(5,943)	(5,775)	(168)
Proceeds from Sales of Long-Term Investments	—	8	8	—
Increase in Deferred Assets	(19)	(641)	(314)	(327)
Decrease in Other Assets	—	—	—	—

Net Cash Used in Investing Activities	(2,316)	(77,397)	(53,500)	(23,897)

Cash Flows from Financing Activities:
Decrease in Bonds Payable	—	—	—	—
Decrease in Guarantee Deposits & Others	(5)	(164)	(57)	(107)
Increase in Treasury Stocks	(211)	(7,060)	(6,583)	(477)
Decrease in Preferred Shares	—	—		—
Cash Dividend — Preferred Shares	(6)	(184)	(184)	—
Bonus Paid to Directors and Supervisors	(4)	(128)	(128)	—

Net Cash Used in Financing Activities	(226)	(7,536)	(6,952)	(584)

Net Increase (Decrease) in Cash and Cash Equivalents	(483)	(16,146)	(24,366)	8,220

Cash and Cash Equivalents at Beginning of Period	2,941	98,288	106,508	98,288

Cash and Cash Equivalents at End of Period	2,458	82,142	82,142	106,508

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.42 per U.S. dollar, the weighted average exchange rate for the six months of 2004.

TSMC

2004 Second Quarter Results Investor Conference

July 29th, 2004

TSMC IR
July 29, 2004
Empowering Innovation

TSMC 2004 Second Quarter Results Investor Conference July 29th, 2004

Agenda

- Welcome
- 2004 2Q Financial Results (unconsolidated) — Lora Ho
- Remarks — Morris Chang
- Q&A

TSMC IRD
July 29 P. 2
Empowering Innovation

Agenda Welcome 2004 2Q Financial Results Lora Ho (unconsolidated) Remarks Morris Chang Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

2Q'04 Result Highlights

Amount:NT$ billion	2Q'04 Amount	1Q'04 Amount	2Q'03 Amount
Net Sales	64.87	57.51	49.92
Net Income	23.41	18.79	11.73
EPS (NT$)	1.00	0.81	0.50
Cash and S-T Investment	123.34	126.34	69.60
Interest-bearing Debt	35.00	35.00	35.00
Shareholders' Equity	351.07	346.59	298.26
Wafers Shipped (Kpcs)	1,282	1,172	887
Utilization (%)	106%	105%	88%
ROE (%) *	26.4%	22.2%	14.7%

* Annualized ROE for the quarter.

TSMC IRD
July 29 P. 4
Empowering Innovation

2Q'04 Result Highlights * Annualized ROE for the quarter.

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	2Q04		1Q04	
Net Sales	56.3	100.0%	50.1	100.0%
COGS	(28.6)	-50.9%	(27.9)	-55.7%
Gross Profit	27.6	49.1%	22.2	44.3%

Amount:NT$ billion	2Q'04 Amount	2Q'04 %	1Q'04 Amount	1Q'04 %	QOQ %
Net Sales	64.87	100.0%	57.51	100.0%	13%
COGS	(36.73)	-56.6%	(34.78)	-60.5%	6%
Gross Profit	28.14	43.4%	22.73	39.5%	24%
Operating Expense	(6.01)	-9.3%	(5.19)	-9.0%	16%
Operating Income	22.13	34.1%	17.54	30.5%	26%
Net Non-operating Income (Exp.)	(0.26)	-0.4%	0.09	0.2%	-387%
Investment Income (Loss)	1.25	1.9%	0.80	1.4%	56%
Income before Tax	23.12	35.6%	18.44	32.1%	25%
Income Tax Credit (Exp.)	0.29	0.4%	0.35	0.6%	-18%
Net Income	23.41	36.1%	18.79	32.7%	25%
EPS (NT$)	1.00		0.81		25%

TSMC IRD
July 29 P. 5
Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	2Q'04		2Q'03	
Net Sales	56.3	100.0%	43.9	100.0%
COGS	(28.6)	-50.9%	(25.9)	-58.9%
Gross Profit	27.6	49.1%	18.1	41.1%

Amount:NT$ billion	2Q'04		2Q'03		YOY
	Amount	%	Amount	%	%
Net Sales	64.87	100.0%	49.92	100.0%	30%
COGS	(36.73)	-56.6%	(31.57)	-63.2%	16%
Gross Profit	28.14	43.4%	18.35	36.8%	53%
Operating Expense	(6.01)	-9.3%	(5.01)	-10.0%	20%
Operating Income	22.13	34.1%	13.34	26.7%	66%
Net Non-operating Income (Exp.)	(0.26)	-0.4%	(1.58)	-3.2%	83%
Investment Income (Loss)	1.25	1.9%	0.81	1.6%	54%
Income before Tax	23.12	35.6%	12.57	25.2%	84%
Income Tax Credit (Exp.)	0.29	0.4%	(0.84)	-1.7%	134%
Net Income	23.41	36.1%	11.73	23.5%	100%
EPS (NT$)	1.00		0.50		101%

TSMC IR:D
July 29 P.6
Empowering Innovation

Income Statement - YoY Comparison

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	2Q'04 Amount	2Q'04 %	1Q'04 Amount	1Q'04 %	2Q'03 Amount	2Q'03 %
Total Assets	439.8	100%	421.0	100%	362.9	100%
Cash & S-T Investments	123.3	28%	126.3	30%	69.6	19%
Accounts Receivable	30.8	7%	27.2	6%	25.0	7%
Inventory	11.7	3%	11.0	3%	11.4	3%
Total Current Assets	173.8	40%	175.7	42%	111.0	31%
Accounts Payable and Others	25.6	6%	30.3	7%	15.3	4%
Accrued Liabilities	23.4	5%	7.8	2%	6.7	2%
Total Current Liabilities	49.0	11%	38.1	9%	22.0	6%
L-T Debt	30.0	7%	30.0	7%	35.0	10%
Total Equity	351.1	80%	346.6	82%	298.3	82%
Key Indices						
A/R Turnover Days	42		42		44	
Inventory Turnover Days	36		36		39	
Current Ratio (x)	3.5		4.6		5.1	
Net Working Capital	124.8		137.6		89.0	

TSMC IRD
July 29 P.7
Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	2Q'04 Amount	1Q'04 Amount	2Q'03 Amount
From Operation	36.1	32.7	23.1
- Net Profit	23.4	18.8	11.7
- Depreciation & Amortization	16.0	15.1	15.5
- Other Op Sources/(Uses)	(3.3)	(1.2)	(4.1)
From Investment	(53.5)	(23.9)	(10.4)
- Capital Expenditure	(22.8)	(16.4)	(7.2)
- S-T Investment	(24.8)	(7.3)	(3.1)
- L-T Investment	(5.8)	(0.2)	(0.0)
- Other Investing Sources/(Uses)	(0.1)	(0.1)	(0.1)
From Financing	(7.0)	(0.6)	(13.7)
- Treasury Stock	(6.6)	(0.5)	0.0
- Other Financing Sources/(Uses)	(0.4)	(0.1)	(13.7)

TSMC IRD
July 29 P. 8
Empowering Innovation

Cash Flows

Sales Breakdown by Technology

0.50u+
0.35u
0.25u
0.18u
0.15u
0.13u-
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
11 12 24 21 21 11
9 9 20 24 21 17
7 8 19 27 20 19
7 10 20 28 17 18
7 11 18 27 17 20
8 10 15 29 13 25

TSMC IRD
July 29 P.9
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
6
2
13
38
41
5
2
16
34
43
5
2
21
36
36
4
2
17
42
35
4
2
17
45
32
5
1
22
45
27

TSMC IRD
July 29 P. 10
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

US
Asia
Europe
Japan
100%
75%
50%
25%
0%
6
5
13
76
7
4
12
77
8
5
11
76
8
5
12
75
6
7
13
74
8
7
12
73
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

TSMC IRD
July 29 P. 11

Empowering Innovation

Sales Breakdown by Geography Note: This chart does not reflect the actual shipment destination of sales.

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
0
32
68
1
26
73
1
26
73
0
29
71
1
30
69
1
31
68
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04

TSMC IRD
July 29 P. 12
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

Blended ASP per 8" eq. wafer (US$)
1800
1200
600
0
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
67%
86%
92%
101%
105%
106%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Out Utilization Rate
2Q99
4Q99
2Q00
4Q00
2Q01
4Q01
2Q02
4Q02
2Q03
4Q03
2Q04
Utilization
ASP

TSMC IRD
July 29 P. 13

Empowering Innovation

Fab Utilization and ASP Trend

Installed Capacity by Fab

FAB	Wafer Size	1Q04(act)	2Q04(est)	2Q04 (act)	3Q04(est)
Fab-2 [1]	6"	217	228	228	237
Fab-3	8"	208	221	221	246
Fab-5	8"	106	116	116	123
Fab-6	8"	187	192	196	214
Fab-7	8"	51	35	35	39
Fab-8 [2]	8"	182	202	202	216
Fab-12	12"	43	50	52	69
TSMC-owned (8" Equivalent Kpcs)		**953**	**1,004**	**1,014**	**1,127**
Wafer Tech	8"	88	88	92	97
SSMC	8"	29	33	33	34
Total TSMC-managed (8" Equivalent Kpcs)		**1,070**	**1,125**	**1,138**	**1,258**

TSMC IRD
July 29 P. 14
Empowering Innovation

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. 1 2 Installed Capacity by Fab

Recap of Recent Major Events TSMC's Fab 6 Production Exceeds 70,000 8-inch Wafers per Month (2004/06/11) TSMC Sets June 14 and June 20 to be the Ex-dividend Date and Record Date for its Common Shares, Respectively (2004/05/31) TSMC Files Trade Secret Case against SMIC in the State Courts (2004/05/19) TSMC Board of Directors Approve Capital Appropriation for Expanding Capacities (2004/05/11) TSMC Shareholders Approve Stock and Cash Dividends (2004/05/11) TSMC Receives Government Sponsored 2004 eAward (2004/04/30) TSMC Accelerates Customer Competitiveness with Technology Platforms (2004/04/14) Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

3Q04 Guidance Wafer shipments to increase by a mid single digit percentage point sequentially; Overall utilization rate to be slightly down from 106% in 2Q but still be well above 100%; Gross profit margin is expected to be approximately 45%; ASP to remain at about the same level sequentially; 2004 capex is expected to be about US$2.4 billion.